82-4123

PRICER

RECEIVED
2004 JUN 29 P 2:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PRESS RELEASE

from Pricer AB (publ) on 21 June 2004

Exercised warrants in Pricer contribute SEK 54.3M

At the closing date for subscription to Pricer's warrant TO 8B, 108,564,576 of the total number of 110,760,016 options have been exercised, which is equivalent to a subscription ratio of approximately 98 per cent. As a consequence, SEK 54.3M will be contributed to the company before a deduction for handling costs of SEK 0.4M.

As a result, the share capital in Pricer will increase by SEK 10,856,457.60M and the number of B shares by 108,564,576. Thereafter, the share capital amounts to SEK 56,043,484.10M in total and the number of shares to 560,434,841, represented by 2,308,291 A shares and 558,126,550 B shares.

SUPPL

The newly-issued shares are expected to be traded on the O list of the OM Stockholm Exchange on or around 6 July 2004. Unexercised warrants have expired.

TO 8B was allocated to those who subscribed to Pricer's new share issue during 2003 with a right of preference for the shareholders. The subscription period for the shares was 31 May – 11 June 2004 and the exercise price was SEK 0.50.

For further information, please contact:
Jan Forssjö, President, Pricer AB: +46 8-505 582 00

***Pricer AB (publ)**, founded in 1991 in Sweden, has a leading position as a supplier of electronic display and information systems to the retail industry. Pricer offers electronic information systems which significantly improve customer profitability and productivity.*

With the largest product range on the market, Pricer ESL systems are installed in more than 500 stores in three continents. Customers include the second largest retail chain in the world and some of the largest retail chains in Europe and Japan. Pricer, in co-operation with highly competent partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB is quoted on the O-list of the OM Stockholm Exchange. For further information, please visit Pricer's website. Registration to receive news releases automatically via e-mail can be made through the website.

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Web site: www.pricer.com
Telephone: +46 8 505 582 00
Corporate identity number:
556427-7993